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Brett Thomas · 2nd

Faster Than Light

CTO at Faster Than Light

San Carlos, California · 197 connections · Contact info

About

My passion is building ultimately scalable and reliable systems. As developers, we figured out how to build scalability in everything except object storage by about 2000. Since then, we've been figuring out how to solve the object storage problem, and I'm very excited by where these sorts of technologies are going to take us. In ten years, this will all be "off the shelf" but between now and then we have a lot of really hard problems to figure out.

Experience

CTO
Faster Than Light
Nov 2018 – Present · 1 yr
Redwood City, CA

CTO
Vindicia
Jan 2003 – Present · 16 yrs 10 mos

As founder, I was responsible for writing the initial back-end code and designing an architecture that was fast to deploy; flexible to adapt to our inevitably changing business model; and scalable for long-term growth.
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EVP, Engineering
EMusic
Apr 1998 – Mar 2002 · 4 yrs

EMusic was my first position managing a 24/7 live site. I was responsible for the overall architecture and execution. Our main technologies (controversially at the time) were Linux-based Apache web servers hitting an Oracle backend database.
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Principal Engineer
PGP
Nov 1996 – Apr 1998 · 1 yr 6 mos

PGP was my first start-up experience. While I was a software engineer there - not officially a manager - I managed a couple of unofficial projects and learned a lot about getting software developers to do work (if you can motivate engineers when you don't have direct authority over them, it's even easier when you do).... See more

Skills & Endorsements

SaaS · 10

David Bowden and 9 connections have given endorsements for this skill

Start-ups · 10

Endorsed by **4 of Brett's colleagues at Vindicia**

Apache · 10



Endorsed by **Victor Chang and 1 other who is highly skilled at this**

Endorsed by **5 of Brett's colleagues at Vindicia**

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Recommendations

Received (0) Given (1)



Rima Toubassy Khoury
Director of Cloud Operations Engineering
December 17, 2018, Brett managed Rima directly

I worked with Rima for more than six years at Vindicia. Due to her evident technical judgement, she was one of the first developers we allowed to handle live production incidents. During the time I worked with her I relied considerably on her initiative, cool under fire, and ability to solve incredibly difficult problems ... See more

Interests

FoundersCard
5,101 members

Vindicia News
70 members

SoHo Token Labs
21 followers

Vindicia
9,888 followers